Hypo Real Estate
GROUP

RECEIVED
2007 MAY 10 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Shareholding Disclosures

07.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - BlackRock

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG BlackRock, Inc., 40 East 52nd Street, New York, 10022, USA and BlackRock Holdco 1, LLC, 40 East 52nd Street, New York, 10022 USA, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 04 May 2007 of the following:

We should hereby like to inform you pursuant to Sections 21 Paragraph 1 and 24 WpHG that on 02.05.2007 the percentage holding of the voting rights in Hypo Real Estatae Holding AG, Unsöldstr. 2, D- 80538 Munich, Germany, held by BlackRock, Inc., 40 East 52nd Street, New York, 10022, USA, and BlackRock Holdco 1, LLC, 40 East 52nd Street, New York, 10022, USA, each went above the threshold of 3% and is now each 3.21% (4,308,249 voting shares). All of the voting rights are each attributable to them pursuant to Section 22 Paragraph 1 Sentence 1 No. 6 in connnection with Sentence 2 WpHG. BlackRock Holdco 1. LLC is controlled by BlackRock, Inc.

Munich, 07 May 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

07023436

PROCESSED
MAY 15 2007
THOMSON FINANCIAL B

Enclosures, 7 May 2007

END

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